Exhibit 99.1

Borr Drilling Limited Announces Third Quarter 2024 Results Hamilton, Bermuda, November 6, 2024: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces unaudited results for the three and nine months ended September 30, 2024.

Highlights

•	Total operating revenues of $241.6 million, a decrease of $30.3 million or 11% compared to the second quarter of 2024

•	Net income of $9.7 million, a decrease of $22.0 million or 69% compared to the second quarter of 2024

•	Adjusted EBITDA of $115.5 million, a decrease of $20.9 million or 15% compared to the second quarter of 2024

•	Year to date of report, the Company has been awarded seventeen new contract commitments, representing 4,129 days and $731 million of potential contract revenue

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On November 6, 2024, the Board declared a cash distribution of $0.02 per share ($4.8 million) for the third quarter of 2024 to be paid on or about December 16, 2024, and committed to buy back $20 million worth of shares before year end 2024, equalling a total shareholder return of $25 million, an amount innline with previous quarters

CEO, Patrick Schorn commented:

"The operational performance in the third quarter was solid, with a technical utilization rate of 98.7% and an economic utilization rate of 96.9%. As expected, our third quarter financial results came in slightly below those of the second quarter. This difference was primarily due to one-off items in the second quarter related to the change in operating structure of our Mexico JV contracts and suspension of the "Arabia I", both of which had positively impacted prior quarter results.

In terms of contracts, the rigs "Skald", "Norve", and "Natt" began new contracts with significantly higher day rates than their previous contracts. Meanwhile, the rigs "Gunnlod", "Gerd", and "Arabia I" had fewer operational days in comparison to the prior quarter. This is due to the preparation of the rigs for their upcoming accretive contracts, which are scheduled to start in the fourth quarter of 2024 and the first quarter of 2025.

We took delivery of the newbuild "Vali" in August, and it will begin operations in early 2025. The delivery of the "Var," our final newbuild, is on schedule to be delivered in mid-November 2024. We now anticipate it will be contracted in early 2025 rather than by year-end, as previously expected. After the quarter closed, we accessed our existing bond financing to raise $175 million for the "Var." The delivery of the "Var" marks the conclusion of our newbuild program.

Concerns about near-term oil supply exceeding demand have recently led customers to exercise greater caution in confirming rig contracts and options, and, in some cases, to delay the start of new projects. This, coupled with the lingering impact of rig suspensions in Saudi Arabia earlier this year and potential suspensions in Mexico, is creating uncertainties in the jack-up market in specific regions. Consequently, there is a risk of contract delays and potential gaps in activity in the coming quarters. Due to these developments in the market, we have updated our full-year 2024 adjusted EBITDA guidance of $500 to $550 million to be at or about the lower end of the range.

Borr is well-prepared for potential market volatility, with 78% of its rig fleet already contracted through 2025 at an average day rate of $148,000 per day, which is 10% higher than in 2024. The fundamentals of the global jack-up rig market remain robust and particularly favorable for Borr. The age profile of the global fleet, with 30% of rigs over 35 years old, is anticipated to drive additional retirements. Combined with the absence of new rig orders over the past decade, these conditions create a favorable environment for our company, which operates the youngest fleet of 24 premium rigs in the industry.

The board has decided to continue with a quarterly total shareholder return of $25 million, an amount similar to previous quarters. The board has declared a cash distribution of $0.02 per share ($4.8 million) for the third quarter of 2024, and committed to buy back $20 million worth of shares under the Company's authorized share buyback program before year end 2024."

Conference call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday 7 November, 2024 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link: https://urldefense.com/v3/__https://edge.media-server.com/mmc/p/fcm3dyij__;!!Ebr-cpPeAnfNniQ8HSAI-g_K5b7VKg!PflyLKFZznspSoOL9TCnmumtqlL1TbXF8w-hrTsisjUoPg2mqtioUJG4kdFJy9PriUtUqy3EOdjhUhlV$

b)    Conference Call

Please use the below link to register for the conference call, https://urldefense.com/v3/__https://register.vevent.com/register/BIea4864aaf4d64820b9752cb43cff5bf1__;!!Ebr-cpPeAnfNniQ8HSAI g_K5b7VKg!PflyLKFZznspSoOL9TCnmumtqlL1TbXF8w-hrTsisjUoPg2mqtioUJG4kdFJy9PriUtUqy3EOVIbzjC_$ .

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

The complete Earnings Release and Fleet Status Report are enclosed.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208